Exhibit 99.12

PRESS RELEASE

Norway: Northern Lights Project Signs World's First
Commercial Agreement on Cross-Border CO2

Transport and Storage

Stavanger, August 29, 2022 – TotalEnergies announces the signature of a commercial agreement between Northern Lights and Yara to transport and store CO2 captured from Yara Sluiskil, an ammonia and fertilizer plant in the Netherlands.

From early 2025, 800,000 tons of CO2 per year will be captured, compressed, and liquefied in the Netherlands and then transported to the Northern Lights site to be permanently stored in geological layers some 2,600 meters under the seabed off the coast of Øygarden, in Norway.

This agreement, the first of its kind worldwide, is a major milestone in the decarbonization of heavy industry in Europe, paving the way for international CO2 transport and storage as a service. It sets a new standard for European industrial companies looking to use Northern Lights solutions as part of their decarbonization strategies.

"Developing CO2 transportation and storage services is crucial for decarbonizing European industry: we are pleased to welcome Yara as first commercial partner for Northern Lights, which will help support its decarbonization strategy," said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. " TotalEnergies aims to develop a CO2 storage capacity of more than 10 million tons per year by 2030, both for its own facilities and for its customers, in line with its ambition to get to net zero by 2050, together with society."

"Yara, our first commercial customer, will fill the available capacity of Northern Lights Phase 1. This agreement will establish a market for CO2 transport and storage. From early 2025, we will be shipping the first tons of CO2 from the Netherlands to Norway. This will demonstrate that CCS is a climate tool for Europe," said Børre Jacobsen, Northern Lights Managing Director.

"We urgently need to take action to decarbonize industry, and Yara is a frontrunner in the field. I am very pleased to announce that we are now on our way to removing CO2 emissions from our production plant in Sluiskil. This will take us a step closer to carbon-free food production and accelerate the supply of clean ammonia for fuel and power production," said Svein Tore Holsether, CEO of Yara International.

The Northern Lights Project

As the first project to create a cross-border value chain, Northern Lights is designed to give European industrial companies a solution for safely and permanently storing their CO2 emissions underground. The Phase 1 installations are scheduled to come on stream in 2024, with the ability to handle 1.5 million tons of CO2 per year. Several industries have shown growing interest in these services. As a result, additional capacity will be developed to accommodate rising demand, up to 5 million tons per year. Northern Lights is owned in equal shares by TotalEnergies, Equinor and Shell.

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TotalEnergies and Carbon Capture and Storage (CCS)

TotalEnergies’ focus is first to avoid then to reduce its emissions by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. In particular, the Company is developing industrial projects for carbon capture, transport, and storage (CCS). Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to achieve its ambition of developing storage capacity of 10 million metric tons of CO2 per year by 2030 through significant industrial projects such as Northern Lights in Norway and Aramis in the Netherlands. Through all its CCS projects, the Company will reduce its own emissions and those of its customers.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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